File No. 70-9669

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1

POST-EFFECTIVE AMENDMENT NO. 1 TO APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

Scottish Power plc	PacifiCorp Holdings Inc.
Scottish Power NA 1 Limited	PacifiCorp
Scottish Power NA 2 Limited	PacifiCorp Group Holdings Company
Scottish Power UK Holdings Limited	PPM Energy, Inc.
Scottish Power UK plc	Pacific Klamath Energy, Inc.

1 Atlantic Quay Glasgow G2 8SP Scotland UK	Suite 2000 825 N.E. Multnomah Street Portland, OR 97232

(Name of top registered holding company

parent of each applicant or declarant)

Scottish Power plc

(Name and addresses of agents for service)

Ian M. Russell Chief Executive Officer Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	Judith A. Johansen President & CEO PacifiCorp Suite 2000 825 N.E. Multnomah Street Portland, OR 97232

With copies to:
David T. Nish, Finance Director Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Orlan M. Johnson Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Andrew P. Haller Senior Vice President & General Counsel PacifiCorp Suite 2000 825 N.E. Multnomah Street Portland, OR 97232

This Post-effective Amendment No. 1 amends the pre-effective amendment to the application-declaration on Form U-1 (File No. 70-9669) filed with the Commission on December 6, 2000. The Application-Declaration is restated in its entirety.

Defined Terms

1.	Applicants means the Intermediate Companies and Scottish Power plc.

2.	Intermediate Companies means Scottish Power NA1 Ltd., Scottish Power NA2 Ltd., and PacifiCorp Holdings, Inc.

3.	PacifiCorp means PacifiCorp and its utility divisional structure.

4.	ScottishPower means Scottish Power plc.

5.	ScottishPower System means ScottishPower and all its subsidiary companies, including the PacifiCorp Group.

6.	PHI Group means PacifiCorp and the PHI Nonutility Subsidiary Companies.

7.	PHI Nonutility Subsidiary Companies means the subsidiary companies of PacifiCorp Holdings Inc., excluding PacifiCorp, all nonutility companies under the Act.

8.	SPUK Holdings Group means Scottish Power UK Holdings Limited and the SPUK Holdings Subsidiary Companies.

9.	SPUK Holdings Subsidiary Companies means the subsidiaries of SPUK Holdings Limited

10.	Total Common Equity means common stock, plus retained earnings, plus accumulated other comprehensive income, presented on a U.S. GAAP basis.

11.	Total Capitalization means the sum of Total Common Equity, preferred stock, short-term debt and long-term debt, including current maturities.

v

ITEM 1. DESCRIPTION

A. Introduction

This Application-Declaration is submitted to request an extension of the authorization period for financing authority for the ScottishPower System from April 1, 2004 through March 31, 2008 (“Authorization Period”). ScottishPower, organized in Scotland and the ultimate holding company of the ScottishPower System, was formed following the reorganization of Scottish Power UK plc (“SPUK”) to facilitate ScottishPower’s November 29, 1999, merger with PacifiCorp, a public utility company as defined under section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended (“Act”). ScottishPower and certain of its subsidiaries filed an Application-Declaration on Form U-1 with the Securities and Exchange Commission (the “Commission”) in this file on April, 21, 2000, as amended October 6, 2000 and December 6, 2002 and received an omnibus financing order (the “Financing Order”). ScottishPower seeks an amendment to its authorization granted by the Commission in the Financing Order as described below.

The Financing Order authorized ScottishPower and its subsidiaries to engage in various financing transactions during the period from the date of such orders through March 31, 2004 (“Current Authorization Period”). In summary, the Financing Order authorized the Applicants to engage in the following transactions through the Current Authorization Period: (1) external financings by ScottishPower; (2) certain external financings by the PHI Group; (3) certain intrasystem financings, including the creation of a new PacifiCorp utility money pool (“Money Pools”), and guarantees of the obligations of the PacifiCorp Subsidiaries and of the subsidiaries of ScottishPower’s foreign utility subsidiary, Scottish Power UK Holdings Limited (“SPUK Holdings”) (“SPUK Holdings Group”); (4) the payment by the PacifiCorp Subsidiaries and, in certain circumstances, by PacifiCorp, of dividends out of capital or unearned surplus; (5) increases in the number of shares authorized by PacifiCorp or by any of the PacifiCorp Subsidiaries with respect to any capital security of the company, as well as alteration of the terms of any capital security, without further Commission authorization; (6) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold under the authority requested in this filing; and (7) the formation of a holding company (PacifiCorp Holdings, Inc.) to hold the shares of both PacifiCorp and PGHC.

B. Overview of Companies

Pursuant to an Amended and Restated Agreement and Plan of Merger, a wholly owned subsidiary of ScottishPower was merged into PacifiCorp and ScottishPower registered as a holding company as defined in Section 2(a)(7) of the Act. As a result of the merger and subsequent filings with the Commission, ScottishPower became the first foreign registered holding company under the Act, and both it and its subsidiary companies are, accordingly, regulated as members of a registered holding company system.

The ScottishPower System continues to have significant energy businesses in the United States (“U.S.”) and the United Kingdom (“U.K.”), with approximately 5.5 million customers, and annual revenues of approximately $8.3 billion.

SPUK Holdings and SPUK are both foreign utility companies (“FUCO”), as defined under Section 33 of the Act.1 Since the issuance of the Financing Order, ScottishPower has sold or disposed of certain of its FUCO-related businesses, in particular Southern Water plc, an English retail water company, Thus plc, a U.K. telecommunications company, and its UK appliance retailing business. PacifiCorp is ScottishPower’s only public utility company and currently operates in the Pacific Northwest and Intermountain West, through divisions in six states.2

C. General Requests

In the instant matter, the Applicants seek authority, to the extent the transactions are not otherwise exempt from the Act, to extend the period of Authorization for ScottishPower to engage in the following transactions through the Authorization Period:

(i) financings by ScottishPower, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short- and long-term debt, guarantees and currency and external interest rate swaps;

(ii) certain financings by the PHI Group described below;

[1]	One of the provisions of the Utilities Act 2000 required SPUK to separate its supply and distribution activities and allowed the separation of its generation and transmission business. This business separation programme was implemented by a statutory transfer scheme, approved by the Secretary of State, which legally allowed the property, rights and liabilities of SPUK to be divided between each of the newly licensed supply, distribution, generation and transmission companies on 1 October 2001. Namely, ScottishPower Energy Retail Ltd, SP Distribution Ltd, ScottishPower Generation Ltd and SP Transmission Ltd.

The transfer scheme did not allow for the remaining non-licensed parts of SPUK and it was decided that these remaining interests should also be divided into new purpose-built companies, thus leaving SPUK as a clean holding company. To achieve this, three further ScottishPower companies were created: SP Power Systems Ltd as the transmission and distribution asset management company, SP Dataserve Ltd for data management and customer registration, and ScottishPower Energy Trading Limited (subsequently renamed ScottishPower Energy Management Limited) for power and fuel trading. On the same date, the assets and liabilities of SP Manweb plc, other than those of its distribution business in the Mersey and North Wales areas, were also transferred to SPUK and its other subsidiaries.

Separately, the Financial Services and Markets Act 2000 came into effect on 1 December 2001. To allow ScottishPower to continue trading (and to permit future trading expansion), a standalone agency ScottishPower Energy Trading (Agency) Limited (subsequently renamed ScottishPower Energy Management (Agency) Limited) was created. SPUK Holdings is the direct shareholder of SPUK and the two energy management companies.

[2]	PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations as to prices, services, accounting, issuance of securities and other matters. PacifiCorp is regulated by the Public Utilities Commission of the State of California, the Idaho Public Utilities Commission, the Public Service Commission of Utah, the Washington Utilities and Transportation Commission, the Public Service Commission of Wyoming, and the Oregon Public Utility Commission (“OPUC”) (collectively, “State” or “Utility Commissions”).

(iii) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within the PHI Group, (b) the continuation of the authority to create the Money Pool, (c) guarantees of the obligations of, and other forms of credit support for the PHI Group and the SPUK Holdings Subsidiary Companies, and (d) internal interest rate and cross-currency swaps and (e) the payment of dividends out of capital or unearned surplus for non-utility companies;

(iv) authorizations for the Intermediate Companies to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies, and other Intermediate Companies;

(v) the issuance by members of the PHI Group of additional shares, or alteration of the terms of any existing capital stock;

(vi) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

(vii) the formation of financing/special purpose entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

(viii) authorization of amended Tax Allocation Agreement; and

(ix) financings by ScottishPower for the purposes of acquiring, or funding the operations of, exempt wholesale generators (“EWGs”) and FUCOs.

Authority is also sought for ScottishPower to form new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of the PHI Group to ScottishPower in an efficient manner. ScottishPower will continue to be the ultimate owner of the PHI Group.

As explained more fully herein, the specific terms and conditions of the requested authority are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions:

(1) The Total Common Equity of PacifiCorp, as reflected in its most recent annual, quarterly or other periodic earnings report, will not fall below 30% of Total Capitalization. In addition, the Commission is requested to note that the Total Common Equity of the ScottishPower System was 51% of Total Capitalization, as of September 30, 2003. ScottishPower commits to maintain its and PacifiCorp’s long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp’s Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.3

[3]	ScottishPower, SPUK Holdings and SPUK’s activities are given credit ratings of “Baa 1”, “Baa 1” and “A3” by Moody's Investor Services (“Moody's”), and “A-”, “A-” and “A-” by Standard and Poor's (“S&P”). PHI is rated “A-” by S&P. PacifiCorp's senior secured debt has a credit rating of “A3” by Moody's and “A” by S&P.

(2) The cost of money (interest rate giving effect to the economic life of the instrument) on debt financings of ScottishPower at the date of issuance will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

(3) The cost of money (dividend rate giving effect to the economic life of the instrument) on preferred securities of ScottishPower at the date of issuance will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

(4) The aggregate amount of additional external debt and equity issued by the ScottishPower System pursuant to the authority requested in this matter will not exceed $10 billion, above its existing financing arrangements, at any one time outstanding;

(5) ScottishPower’s additional “aggregate investment” in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed, without prior Commission approval, $12,500 million; and

(6) The proceeds from the sale of securities in external financing transactions will be used for the acquisition, retirement or redemption of securities issued by the ScottishPower System, without the need for prior Commission approval and for necessary general corporate purposes including (i) the financing, in part, of the capital expenditures of the ScottishPower System, (ii) the financing of working capital requirements of the ScottishPower System, and (iii) other lawful general purposes.

The Applicants represent that no financing proceeds will be used to acquire a new subsidiary, other than a special purpose financing entity, unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the ScottishPower System in various ways through intrasystem financing discussed in this Application-Declaration.

The requested authority will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application-Declaration is consistent with existing Commission precedent, for recently formed registered holding company systems (See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (Jun. 14, 2002); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997) The National Grid Group plc, Holding Co. Act Release No. 27154

(Mar. 15, 2000); and for holding company systems that have been registered for a longer period of time The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., Holding Co. Act Release No. 26451 (Jan. 16, 1996)).

The table below shows the revenues, net income and total assets of the ScottishPower System for the twelve months ended March 31, 2003 and the six months ended September 30, 2003, according to U.S. GAAP.4 These figures include the revenues and net income of PacifiCorp.

	ScottishPower System 12 months ended March 31, 2003 ($mm)	ScottishPower System Six months ended September 30, 2003 ($mm)
Revenues	8,333	4,194
Net Income	1,247	506
Total Assets	24,109	25,682

The table below shows the capitalization of the ScottishPower System as of September 30, 2003, according to U.S. GAAP.5

($mm)
Long-term Debt	8,331
Common Equity	9,154
Short-term Debt	505
Total Capitalization	17,990

[4]	The figures for revenues, net income and assets were translated into dollars using a rate of U.S. $1.581 equals one pound for the 12 months ended March 31, 2003 and $1.661 equals one pound for the six months ended September 30, 2003. Consistent with U.S. GAAP, ScottishPower's share of joint ventures and associate businesses is included in net income and assets, but is omitted from revenues.
[5]	Converting at £1.00 : $1.661, the closing exchange rate at September 30, 2003.

B. Description of Existing PacifiCorp Financing Arrangements

At the present time, PacifiCorp’s outstanding securities include preferred stock, first mortgage bonds, pollution control revenue bond financings and short-term debt, including commercial paper. Members of the PHI Group have in the past had a variety of interest rate and currency exchange swap agreements and propose in the future to engage in interest rate and currency exchange swap agreements. All of the PacifiCorp financings have been made pursuant to exemptions under Section 6(b), the Financing Order and Rules 45 and 52 of the Act.

C. Overview of Proposed Financings

The authority requested herein is to provide equity and other debt financing for the ScottishPower System and credit support for the SPUK Holdings Group. It should be emphasized that any parent-level credit support to the SPUK Holdings Group is largely driven by U.K. market practices.

D. Specifics of Proposed Financing Arrangements

1. ScottishPower External Financing

ScottishPower requests authorization to issue long-term equity and debt securities aggregating not more than $10 billion at any one time outstanding during the Authorization Period. This amount is in addition to ScottishPower’s existing financing arrangements and any refinancing of current debt. Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. Such financing amount is in addition to ScottishPower’s current outstanding equity and debt securities.6 ScottishPower requests authorization to maintain all existing financial arrangements regarding outstanding equity and debt securities. ScottishPower proposes to also enter into currency and interest rate swaps as described below.

ScottishPower proposes that the various securities to be issued would fall within the following limits, but would not in the aggregate exceed the $10 billion limit stated above:

Security	$ billions
Equity, including options and warrants	5
Preferred stock	1.5
Bank debt	4
Commercial paper	2
Bond issues – straight	5
Bond issues – convertible	2

[6]	As of September 30, 2003, ScottishPower had outstanding long-term debt of $8,331 million, short-term debt of $505 million and common equity of $9,154 million.

(a) Ordinary Shares. ScottishPower’s common stock equity consists of ordinary shares, with a par value of 50 pence each, that are listed on the London Stock Exchange. ScottishPower currently has American Depositary Shares (“ADSs”) in the U.S. which trade as American Depositary Receipts (“ADRs”) and represent four ordinary shares each. ScottishPower has established a sponsored ADR program in the U.S. and has its ADSs listed on the New York Stock Exchange and registered under the Securities Act of 1933, as amended (“1933 Act”). As a result, ScottishPower has registered under the Securities Exchange Act of 1934, as amended (“1934 Act”) and files the periodic disclosure reports required of a foreign issuer with the Commission. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly, or indirectly, through the ADR program and, for purposes of this request, the ADSs are not considered separate securities from the underlying ordinary shares. As of September 30, 2003 ScottishPower had 1,857,477,594 ordinary shares and one “Special Share” outstanding.7

Ordinary shares may be sold pursuant to underwriting agreements of a type generally standard in the industry in the U.K. or the U.S. (depending on the selling location). Such public issuances may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of ordinary shares will be at rates or prices based upon or otherwise determined by competitive capital markets.

Ordinary share financings covered by this Application-Declaration may occur in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a number of purchasers or a single purchaser; (iv) directly to employees (or to trusts established for their benefit) and other shareholders through ScottishPower System employee benefit schemes; or (v) through the issuance of anti-dilution and/or bonus shares (i.e., stock dividends) to existing shareholders. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by ScottishPower) or directly by one or more underwriters acting alone. The securities may be sold directly by ScottishPower or through agents designated by ScottishPower from time to time. If dealers are utilized in the sale of any of the securities, ScottishPower will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If ordinary shares are being sold in an underwritten offering, ScottishPower may grant the underwriters thereof a “green shoe” option permitting the purchase from ScottishPower at the same price additional shares then being offered solely for the purpose of covering over-allotments.

ScottishPower seeks authority to use its ordinary shares (or associated ADSs) as consideration for acquisitions that are otherwise authorized or exempt under the Act. Among

[7]	The Special Share is a non-voting share owned by the U.K. Government.

other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both ScottishPower and the seller of the business with flexibility. The ScottishPower ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue.8 From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of ordinary shares on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $10 billion external financing limit, ScottishPower ordinary shares used to fund an acquisition of a company through the exchange of ScottishPower equity for securities being acquired would be valued at market value based upon the closing price of the ordinary shares on the London Stock Exchange on the day before closing of the sale or issuance.

In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. ScottishPower and PacifiCorp currently maintain a number of employee benefit plans for personnel in the ScottishPower System pursuant to which employees may acquire or may be granted equity interests as part of their compensation.

More particularly, ScottishPower intends to issue ADSs to U.S. employees through PacifiCorp Stock Incentive Plan, Compensation Reduction Plan and K Plus Employee Savings and Stock Ownership Plan (“U.S. Plans”). See Registration Statement No. 333-92095, attached as Exhibit C-2 hereto. In addition, other share-based plans may be developed to motivate and retain key executives. In addition, ScottishPower intends to issue ADSs to U.S. employees and ordinary shares to U.K. employees through its Executive Share Option Plan 2001 (the U.S./U.K. plan). In addition, ScottishPower intends to issue ordinary shares to its U.K. employees through its Long Term Incentive Plan, its Executive Share Option Scheme, its Sharesave Scheme and its Employee Share Ownership Plan (the “U.K. Plans”).

ScottishPower intends to issue options over ADSs or ordinary shares to its U.S. and U.K. executive directors and certain of its senior managers under the ScottishPower Executive Share Option Plan 2001. Under this plan, which was introduced during 2001, options to acquire ADSs or ordinary shares in ScottishPower at the market value at the time of grant are granted to participants up to a normal maximum of 200% of salary. However, the Remuneration Committee may vary this maximum limit and apply such higher amount as it may in its absolute discretion determine if it considers that exceptional circumstances exist which justify a higher amount. Options granted to U.K. participants are granted over ordinary shares and may only be exercised subject to the achievement of the performance criterion that the percentage increase in ScottishPower’s annualized earnings per share is at least 3% (adjusted for any increase in the Retail Price Index (“RPI”) measured over three years). Where the performance criteria is not met after 3 years, it can be re-tested after 4 years. If the performance criteria are not met after 4 years,

[8]	From time-to-time ScottishPower may acquire, without prior Commission approval pursuant to Rule 42, its ordinary shares. Ordinary shares acquired pursuant to Rule 42 will be purchased directly or indirectly on the open market in accordance with the applicable Listing Rules of the London Stock Exchange.

it can be re-tested over 5 years. If after 5 years the performance criteria are not met, the options lapse. Options granted to US participants are granted over ADSs and are not subject to any performance criteria. These options vest one third per year over three years.

ScottishPower intends to issue ordinary shares, or certain conditional rights relating to ordinary shares, to U.S. and U.K. directors and senior executives under the Long Term Incentive Plan (“LTIP”). The LTIP was introduced in 1996 and replaced the ScottishPower Executive Share Option Scheme (see below). The LTIP links the share rewards closely between management and shareholders, and focuses on long-term corporate performance. Under the LTIP, awards to acquire ordinary shares of ScottishPower at nil or at a nominal cost are made to the participants up to a maximum value equal to 75% of base salary. The award will only vest if the Remuneration Committee of ScottishPower (a committee entirely made up of non-executive/outside directors) is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. The number of shares which vest is dependent upon the company’s comparative Total Shareholder Return (“TSR”) performance, over a three-year performance period. TSR performance is measured against a comparator group of major international energy companies. No shares vest unless the company’s TSR performance is at least equal to the median performance of the comparator group, at which point 40% of the initial award vests. 100% of the shares vest if the company’s performance is equal to or exceeds the top quartile. The number of shares that vests for performance between these two points is determined on a straightline basis.

Once the company’s total shareholder return performance has been measured over the three-year performance period following the grant of the award, awards granted on or before 5 May 2000 must be held for an additional year before they may be exercised. Participants may acquire the ordinary shares in respect of the percentage of these awards which has vested at any time after the fourth anniversary of grant (for awards granted on or before 5 May 2000) or third anniversary of grant (for awards granted on or after 4 May 2001) up to the seventh anniversary of the grant of the award.

ScottishPower also operates The ScottishPower Executive Share Option Scheme (“ExSOS”) which applied to executive directors and certain senior managers. However, the ExSOS was replaced in 1996 by the LTIP (see above). The last grant of executive share options under the ExSOS was in May 1995, although subsisting options remain exercisable until the tenth anniversary of grant.

ScottishPower also operates an Inland Revenue Approved savings-related share option scheme, which is open to all U.K.-based employees.9 Under this scheme, options are granted

[9]	In order for ScottishPower to provide ordinary shares to the participants in the U.K. Plans when they are entitled to exercise their share options, ScottishPower must provide a loan to the trustee, or the equivalent (“Trustee”), of the employee share plans for the Trustee to acquire on the open market ordinary shares on behalf of the eligible participants. On exercise of the share options by the eligible participants, the option price money payable by the share option holder is applied by the Trustee to reduce the loan amount from ScottishPower. The loan may be payable over a 48-month period. ScottishPower proposes to engage in such transactions, in order to provide ordinary shares to its employees under the UK Plans.

over ScottishPower ordinary shares at a discount of up to 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to £250 per month over a period of three or five years. At the third or fifth anniversary of grant, the options mature and become exercisable, and eligible employees may then exercise their options using the savings and tax-free bonus accumulated during the period. Options must be exercised during the six-month period following maturity.

ScottishPower also operates an Inland Revenue Approved Employee Share Ownership Plan (“ESOP”) which is open to all U.K.-based, employees once they have accrued one year of service with the Company. Under this Plan, participating employees make contributions from pre-tax salary to buy shares in ScottishPower which are held in trust (“Partnership Shares”). These shares are matched by ScottishPower (“Matching Shares”) on a one-for-one basis and are also held in trust. At the launch of the ESOP in December 2000, Free Shares were offered to employees. Partnership Shares can be withdrawn by the employee at any time subject to income tax in certain circumstances. Matching Shares are forfeited if Partnership Shares are withdrawn within 3 years of acquisition.

ScottishPower requests authority to issue approximately 82 million ordinary shares to employees under its existing plans, the U.S. Plans, the U.K. Plans and such additional plans created after the date hereof (“Additional Plans”) that may be developed for the purposes stated above. Securities issued by ScottishPower under all of the plans will be included within the $10 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the London Stock Exchange on the day before the award. Securities issued that are not ordinary shares will be valued based on a reasonable and consistent method applied at the time of the award. ScottishPower requests that the Commission reserve jurisdiction over the Additional Plans, pending completion of the record.

(b) Special Share. One aspect of ScottishPower’s corporate structure is that it has a Special Share that is currently owned by the U.K. Government. The Special Share may only be held by the U.K. Government or persons acting on its behalf. It is a single non-voting share that prevents amendments to ScottishPower’s Memorandum and Articles of Association. Those documents in turn restrict certain classes of persons from owning more than a prescribed shareholding in ScottishPower. ScottishPower asserts that these rights do not create an inequitable distribution of voting power of the kind that section 11(b)(2) is intended to prevent.10

(c) Preferred Stock. ScottishPower proposes to issue preferred stock from time to time during the Authorization Period. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other

[10]	The Special Share also does not reflect an inequitable financial interest in ScottishPower. The Special Share confers no right to participate in the capital or profits of ScottishPower other than in connection with a “winding up.” Under these circumstances, the holder of the Special Share is entitled to receive the capital paid up on the Special Share (one pound sterling) in priority to other distributions. The holder of the Special Share may also require ScottishPower to redeem the Special Share at par (one pound sterling) at any time.

terms and conditions as ScottishPower may determine at the time of issuance, provided that the cost of money (dividend rate giving effect to the economic life of the instrument) on preferred stock of ScottishPower, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, all issuances of preferred stock will be at rates or prices based upon or otherwise determined by competitive capital markets.

(d) Debt. ScottishPower and certain of its subsidiary companies propose to issue debt securities from time to time during the Authorization Period. Any debt securities would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate at the time of issuance, provided however, that the cost of money (interest rate giving effect to the economic life of the instrument) on debt financings of ScottishPower will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned.

The debt securities may be issued and sold pursuant to standard underwriting agreements or under other negotiated financings through commercial and investment banks. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the debt securities may be issued and sold through private placements or other non-public offerings to one or more persons or distributed by dividend or otherwise to existing shareholders. All transactions will be at rates or prices based upon or otherwise determined by competitive capital markets.

Parent-level debt may be issued in connection with the necessary and urgent general and corporate purposes including, financing capital expenditures and working capital requirements, the acquisition, retirement or redemption of securities issued by a ScottishPower System company, and other lawful general purposes. Section 7(c)(2)(A) expressly contemplates that a registered holding company can issue such securities “for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof.” Section 7(c)(2)(D) further provides for the issuance of nontraditional securities if “such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.” Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). In addition, in the matter of The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000), the Commission stated that a “restriction against parent-level debt would create an unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with [a registered holding company’s] ability to implement an optimal capital structure for its business, including the financing of [a] merger.”

To the extent that the question is not the existence of parent-level debt per se but rather the appropriateness of debt at more than one level, again, the Commission has resolved that issue. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

We note that the issuance of debt by ScottishPower will be subject to certain objective conditions intended to ensure the financial integrity of the ScottishPower System. ScottishPower and PacifiCorp have committed to maintain their Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, at 30% or above throughout the Authorization Period. In addition, as previously noted, ScottishPower commits to maintain its and PacifiCorp’s long-term debt rating at an investment grade level.

(e) Guarantees and Loans. ScottishPower requests authorization to the extent necessary under the Act to enter into guarantees, obtain letters of credit, enter into guaranty-type agreements or otherwise provide credit support with respect to the obligations of the PHI Group and the SPUK Holdings Group as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses and to maintain, to the extent not exempted under Rule 45, all existing guarantee and loan arrangements through the Authorization Period.11

[11]	The PHI Groupand SPUK Holdings Group entered into most of their respective current guarantee and loan arrangements prior to the completion of their merger.

Such credit support may be in the form of committed bank lines of credit. Such guarantees and credit support to be made to the SPUK Holdings Group will be included in the aggregate investment of ScottishPower for the purposes of Rule 53.12 The cost of such guarantees and loans will be at market rates or parallel the cost of obtaining the liquidity necessary to support the guarantee or loan, as the case may be.

In addition, authority is requested for the PHI Nonutility Subsidiary Companies to enter into similar arrangements with one another, to the extent not exempted under Rule 45. Guarantees entered into by ScottishPower will be subject to a $10 billion limit (i.e., not included in the $10 billion external financing limit), based upon the amount at risk. Such guarantees will be in addition to ScottishPower’s outstanding guarantees.13 In addition, ScottishPower proposes to make loans or capital contributions to the SPUK Holdings Group from time to time up to an aggregate principal amount of $5 billion through the Authorization Period. Loans made to the SPUK Holdings Group will parallel the cost of capital to ScottishPower. Such loans and capital contributions will be included in the aggregate investment of ScottishPower for the purposes of Rule 53.

(f) Interest Rate and Currency Risk Management Devices. In order to protect the ScottishPower System from adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with interest rate and cross currency swaps, options and option-related instruments with a view to maintaining a significant proportion of fixed rates over the medium term. The proportion of debt at fixed rates is varied over time and within policy guidelines, depending on debt projections and market levels of interest rates. The resulting position as of September 30, 2003 was that 95% of the ScottishPower System borrowings were at fixed rates of interest. ScottishPower seeks authority to continue to engage in interest rate and cross currency swaps, options, option-related instruments, forward exchange contracts and similar instruments through the Authorization Period.

ScottishPower maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in financial instruments or products are matched to an underlying business requirement. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under U.K. GAAP (or after April 1, 2005, International Accounting Standards), but not under U.S. GAAP, ScottishPower’s financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction attributable to a company outside the PHI Group will be allocated to any company in the PHI Group, regardless of the accounting treatment accorded to the transaction.

[12]	Supra note 3.
[13]	Supra note 6.

(g) Intermediate Companies. Each of the Intermediate Companies is seeking authorization to continue to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies and fellow Intermediate Companies, respectively. Each of the Intermediate Companies and ScottishPower is also seeking authorization to continue to issue guarantees and other forms of credit support to direct and indirect subsidiaries. In no case would the Intermediate Companies or ScottishPower borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies. The interest rates and maturity dates of any debt security issued by PacifiCorp to its immediate parent company will be designed to parallel the effective cost of capital of ScottishPower.

Authority is also sought for ScottishPower to form new intermediate holding company entities14 and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of the PHI Group to ScottishPower in a efficient manner. ScottishPower will continue to be the ultimate owner of the PHI Group.

2. PHI Group Financings

The existing financing arrangements transactions, with the exception of the commercial paper transactions discussed below, of the PHI Group are exempt under Rule 52 and therefore, do not require Commission authorization and will remain in place.15 The Applicants request, to the extent the Commission has jurisdiction, to maintain all financing authority for ScottishPower, the Intermediate Companies and the PHI Group through the Authorization Period.16 The PHI Group financing authority requested below is in addition to the $10 billion external financing authority requested by ScottishPower for the ScottishPower System.

(a) Existing Intercompany Arrangements. Currently, the PHI Group has

[14]	None of the above-mentioned to-be-formed foreign based intermediate companies will be a party to the PacifiCorp Group's consolidated tax allocation agreement, thereby creating any issues under Rule 45 of the Act.
[15]	The existing financing arrangements of the PHI Groupare exempt because: (1) the issuance and sale of the securities are solely for the purpose of financing the business of PacifiCorp; (2) the issuance and sale of the securities have been expressly authorized by the state commission of the state in which PacifiCorp is organized and doing business; and (3) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of the associate company. Financing arrangements of certain members of the PHI Groupare also exempt because: (1) the issuance and sale of the securities are solely to finance the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.
[16]	As of September 30, 2003, SPUK Holdings Group has outstanding long-term debt of $3,858 million, short-term debt of $75 million and common equity of $2,507 million, presented on a U.S. GAAP basis. In addition, ScottishPower has outstanding guarantees in the amount of approximately $332 million, presented on a U.S. GAAP basis.

two intercompany lending arrangements. The first loan agreement allows for loans between PacifiCorp and certain of its associate companies. This intercompany loan agreement has been authorized by the OPUC up to $200 million for loans by PacifiCorp and unlimited amounts for loans to PacifiCorp.17 These loans are payable on demand, are evidenced by notes and with interest at PacifiCorp’s short-term borrowing rate whether the loan is to or from PacifiCorp. The second loan agreement allows for loans up to $350 million to be made among PGHC and certain of its associate companies. These loans are payable on demand and, if from PGHC, bear interest at a negotiated rate or PGHC’s short-term borrowing rate plus a margin (depending on the ratings of the borrower) or at PGHC’s short-term borrowing rate if the borrower is PGHC.18 Applicants request authorization, to the extent not exempt under Rule 52, to continue their use of the existing loan agreements through the Authorization Period.

(b) Money Pool. In addition to the above-mentioned intercompany arrangements, the Applicants request continued authority, to the extent not exempt under Rule 52, to create a Money Pool which will be administered by PacifiCorp. The Money Pool will be for PacifiCorp and certain of its subsidiaries and affiliates, including PGHC and other direct subsidiaries. The funds available to the Money Pool will be loaned on a short-term basis and will come from the Money Pool participants themselves.19

Generally, under the proposed terms of the Money Pool, from time to time short-term funds will be made available by ScottishPower, the Intermediate Companies and/or PacifiCorp for the Money Pool up to $800 million, for short-term loans to the participants. Funds will be made available from such sources in such order as PacifiCorp, as administrator of the Utility Money Pool, may determine will result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the participating subsidiaries. The proposed terms of the Money Pool are memorialized in definitive form of a draft agreement filed herewith as Exhibit B-5.

PacifiCorp will provide each Money Pool participant with periodic activity and cash accounting reports that include, among other things, reports of cash activity, the daily balance of loans outstanding and the calculation of daily interest charged. No party will be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or other sources.

[17]	Id.
[18]	Borrowings from PGHC will bear interest on the outstanding principal amount thereof, for each day from the date such borrowing is made until it becomes due, at a rate per annum equal to the prime rate for such day plus a margin (depending on the ratings of the borrower) as agreed to from time-to-time by PGHC and the borrower and set forth in the ledger maintained by PGHC; however, in no event will the borrower's rate exceed PGHC's cost of short-term funds for such day plus 3/8%.
[19]	PacifiCorp proposes to borrow up to $800 million under the Utility Money Pool. The participants in the Money Pool will be ScottishPower, PHI, PacifiCorp, Energy West Mining Company, Glenrock Coal Company, Interwest Mining Company, Pacific Minerals, Inc. and PGHC. Foreign EWGs, exempt telecommunication companies (“ETC”) and FUCOs will not be participants in the Utility Money Pool.

The operation of the Money Pool is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the participants, thereby minimizing the need for external short-term borrowings by PGHC and PacifiCorp. To this end, the short-term borrowing requirements of the participants may be met internally with the proceeds of borrowings available through the Money Pool. To the extent necessary, ScottishPower, the Intermediate Companies, PacifiCorp and/or PGHC will use the proceeds of external borrowings, up to the approved limits which, if jurisdictional, are authorized by this Commission, to accommodate the short-term requirements of the other participants. Requirements satisfied by the Money Pool will be in the form of open account advances.

ScottishPower will be a participant in the Money Pool only insofar as it has funds available for lending obtained either through internal generation or from external sources. Under no circumstances will ScottishPower be permitted to borrow funds available through the Money Pools. If at any time there are funds remaining in the Money Pools after satisfaction of the borrowing needs of the participating subsidiaries, PacifiCorp, as the agent of the Money Pool, will invest these funds appropriately and consistent with applicable state and federal regulations and allocate the earnings on any such investments between or among those participants according to the amount of excess funds provided by each respective participant. The return on the funds loaned by a subsidiary into the Money Pool will be essentially equal to the cost of borrowing from the Money Pool. That is, the applicable interest rate would be the average for the month of the CD yield equivalent of the 30-day Federal Reserve “AA” Industrial Commercial Paper Composite Rate (the daily rate, the “Composite”) or, if no such Composite were established for that particular day, then the applicable rate would be the Composite for the next preceding day for which such Composite was established.

All borrowings from, and contributions to, the Money Pool will be adequately documented and will be evidenced on the books of each participant that is borrowing or contributing funds through the Money Pool. All loans will be payable on demand, may be prepaid by any borrowing participant at any time without premium or penalty and will be subject to interest that shall be calculated and added to the outstanding loan balance. Such rates shall be adjusted periodically (see below). Any participating subsidiary that contributes funds to a Money Pool may withdraw them at any time to satisfy its daily need of funds.

These procedures, as proposed, in addition to the intercompany arrangements stated above, will be beneficial to the PacifiCorp financial system because they will create significant economies from the effective use of funds that will result in the reduction of bank balances; the reduction of administrative costs associated with borrowings and investments by, among other things, eliminating the need for the participants to maintain their own separate bank accounts, cash balances and credit facilities; provide increased flexibility and control in cash management; and the ability of PacifiCorp, PGHC and certain of their associate companies, which will obtain external financing, to defer or pre-pay short-term financing, such as loans with banks and commercial paper borrowings.

The interest rates applicable on any day to the then outstanding loans through the Money Pool may be fixed or variable and may be adjusted based on the weighted average daily effective cost incurred by PacifiCorp and PGHC, respectively, for the Money Pool for borrowings from external sources. If there are not external borrowings outstanding from a particular Money Pool, however, then the rate will be the CD yield equivalent of the 30-day Federal Reserve “AA” Industrial Commercial Paper Composite Rate (“Composite”), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which the Composite is established. The calculations to be used to determine the appropriate interest rates are described in detail in the form of the Money Pool Agreement, which is included herewith as Exhibit B-5.

As stated above, operation of the Money Pool, including record keeping and coordination of loans, will be handled by PacifiCorp under the authority of the appropriate officers of the participating companies. PacifiCorp will administer the Money Pool on an “at cost” basis. It will maintain separate records for each Money Pool. Funds in the Money Pool shall be separately invested. Surplus funds of the Money Pool may be combined in common short-term investments, but PacifiCorp will maintain separate records of these funds.

PacifiCorp will also provide cash management and banking services to the associate companies of PacifiCorp that participate in the Money Pool. These services shall include maintaining controlled-disbursement checking accounts, electronic disbursement facilities and cash concentration facilities. These services will be paid for by the subsidiaries through fees calculated pursuant to different cost bases for the Money Pool to be determined by PacifiCorp and may be collected through a variety of means, including the payment of a fee or the inclusion of the fee into the interest payments made by the respective subsidiaries.

Within 45 days after the end of each calendar quarter, PacifiCorp, on behalf of certain of the Applicants, will file a certificate with the Commission pursuant to Rule 24 under the Act setting forth (i) each Applicant’s maximum principal amount of short-term borrowings outstanding during such quarter, (ii) the average rate for the Money Pool during such period, and (iii) the maximum amount outstanding during such period for each source of outside borrowings.

Also, within 45 days after the end of each calendar quarter, PacifiCorp, on behalf of the participating subsidiaries in the Money Pool and on its own behalf, will file with the Commission a certificate of notification on Form U-6B-2 pursuant to Rule 52 including the following information for each participating subsidiary:

(i)	the aggregate dollar amount borrowed from the Money Pool by such subsidiaries in the preceding calendar quarter, including as to each month thereof;

(ii)	a statement explaining the subsidiaries’ use of the proceeds of such borrowings during such calendar quarter; and

(iii)	the type of business engaged in by such subsidiaries during such calendar quarter.

(c) Payment of Dividends Out of Capital or Unearned Surplus

Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of “capital or unearned surplus” except pursuant to an order of the Commission. The legislative history explains that this provision was intended to “prevent the milking of operating companies in the interest of the controlling holding company groups.” S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).20 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company’s prior earnings, (iii) the company’s current earnings in relation to the proposed dividend, and (iv) the company’s projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be “appropriate in the public interest.” Id. (citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943)). Applicants state that there may be situations in which one or more of the PHI Nonutility Subsidiary Companies will have unrestricted cash available for distribution in excess of current and retained earnings. Consistent with these considerations, the Applicants request authorization for the current and future PHI Nonutility Subsidiary Companies to pay dividends out of capital and unearned surplus, through the Authorization Period, provided, however, that, without further approval of the Commission, no PHI Subsidiary Company will declare or pay any dividend out of capital or unearned surplus if such PHI Subsidiary Company derives any material part of its revenues from the sale of goods, services or electricity to PacifiCorp (“Non-exempt PHI Subsidiary Company”). ScottishPower requests that the Commission reserve jurisdiction over dividends out of capital or unearned surplus paid by any such Non-exempt PHI Subsidiary Company.

In addition, the Applicants request authority for PacifiCorp to continue to pay dividends out of capital and unearned surplus to the extent of the proceeds it receives from the sale of assets outside of its regulated utility business.21 Distributions out of capital and unearned surplus from the PHI Nonutility Subsidiary Companies would allow available funds to be utilized where appropriate within the PHI Group consistent with PacifiCorp’s commitment to maintain its Total Common Equity to be at least 30% through the Authorization Period.

(d) Short-term Debt

Authority is requested for PacifiCorp to issue commercial paper and promissory notes not to exceed the aggregate amount of $1.5 billion to be outstanding at any one time during the Authorization Period. This level of debt authority has been authorized by the Federal Energy Regulatory Commission (“FERC”) and all of the state utility commissions regulating PacifiCorp’s revolving credit agreements. The OPUC has not authorized the issuance of the commercial paper because it is not jurisdictional. The PHI Group’s short-term debt, as it relates to the issuance of commercial paper and borrowings pursuant to the Money Pools, will not in the aggregate exceed $3.1 billion.22 This amount is in addition to the PacifiCorp’s Group existing financing arrangements.

[20]	Compare Section 305(a) of the Federal Power Act.
[21]	In 2001, PacifiCorp and certain of its associate companies completed the sale of its FUCO investments in Australia. The requested authority would allow the proceeds from any such sale to be distributed by PacifiCorp to its shareholder. PacifiCorp and its associate companies have not completed the above-mentioned dividend payments to its shareholder from the proceeds of the sale of the Australian FUCOs. The Applicants continue to believe that any such distribution would not have an adverse effect on PacifiCorp's utility operations or the public interest.
[22]	As noted above, ScottishPower commits to maintain its and PacifiCorp's long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp's Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

PacifiCorp may sell commercial paper, from time to time, in established domestic paper markets. Such commercial paper would be sold to or through dealers at discount rates or bearing interest rates per annum prevailing at the date of issuance for commercial paper of comparable quality and maturity. It is expected that the dealers acquiring commercial paper from PacifiCorp will reoffer such paper at a discount to corporate, institutional investors, such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

The issuance of commercial paper by PacifiCorp would, in most periods, result in effective interest costs lower than the interest costs of borrowing from commercial banks. In the event, however, that borrowings from banks would produce a lower cost of money than the issuance of PacifiCorp’s commercial paper, and to the extent that PacifiCorp’s corporate funds and subsidiaries’ loans of excess funds through the Money Pool or the existing intercompany borrowing arrangements would be inadequate to fulfill the subsidiaries’ requests for short-term loans, PacifiCorp will borrow from banks, subject to the limitations on aggregate principal amounts stated above.

PacifiCorp requests authority to enter into arrangements described herein through the Authorization Period. Subject to the limitations set forth above, commercial paper borrowings will be tailored to mature at such time as excess funds from PacifiCorp are expected to become available for loans through the Money Pool or the existing intercompany borrowing arrangements.

3. Affiliate Transactions

PacifiCorp has been providing administrative, management, technical, legal and other support services to its subsidiaries for many years. In addition, there have been occasions when subsidiaries of PacifiCorp have provided services to PacifiCorp or to other PHI Nonutility Subsidiary Companies. PacifiCorp now proposes to continue these arrangements, with PacifiCorp providing services to the PHI Nonutility Subsidiary Companies and other associate companies in the holding company system pursuant to Rule 87 under the Act. PHI Nonutility Subsidiary Companies propose to provide services to PacifiCorp pursuant to Section 13(b). All service transactions, as explained above, will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. In the event that the market rate of the services is less than costs, neither PacifiCorp nor the PHI Nonutility Subsidiary Companies will provide such services. PacifiCorp also proposes to engage in service activities with SPUK and certain members of the SPUK Holdings Group. A copy of the Cross Charge Policy is attached as Exhibit B-1.

In addition, SPUK or another member of the SPUK Holdings Group proposes to perform, on a limited basis, services for the PHI Group. All service transactions will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. Consequently, the PHI Group is effectively insulated from the financial abuses targeted by the Act.

The current preliminary estimate of total charges by members of the SPUK Holdings Group to PacifiCorp for the provision of anticipated services will be approximately $23.9 million annually. All of the charges are expected to be made on a direct charge basis for a variety of services described below.

Corporate Services

The corporate center of SPUK is expected to provide services to PacifiCorp through representation on the PacifiCorp Board of Directors as well as administrative services. These will include shareholder services, investor relations, senior management, human resources, payroll and pensions. In addition, there is expected to be some management oversight in the areas of internal audit, tax and treasury, and consultation regarding engineering, research and development projects, and transmission best practices.

The costs of services provided by SPUK, or a member of the SPUK Holdings Group, will be directly attributed to PacifiCorp. Alternatively, whenever it is possible to do so accurately, it will be attributed to a specific PHI Subsidiary Company. SPUK will bill PacifiCorp monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to PacifiCorp or the PHI Subsidiary Company multiplied by the current rate, to give the total charge for the month. The annual charges for the corporate services is currently estimated to be approximately $23.9 million. The terms and conditions of those services are listed in the Cross Charge Policy that is attached as Exhibit B-1.

All affiliate transactions among the SPUK Holdings Group, PacifiCorp and the PHI Nonutility Subsidiary Companies are subject to review by the Utility Commissions. PacifiCorp files an annual Affiliated Interest Report with the Utility Commissions detailing, among other things, the charges that have been made during the previous year and the methods used to allocate costs among itself and its associate companies.23

The PHI Group request authorization under Section 13(b) of the Act to provide services and sell goods to its members and the SPUK Holdings Group at fair market prices determined without regard to cost, and request an exemption under section 13(b) from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

(1) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

[23]	The OPUC requests periodic reports on affiliate transactions between the SPUK Holdings Group and the PacifiCorp Group.

(2) An EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not PacifiCorp;

(3) A “qualifying facility” (“QF”) within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended (“PURPA”) that sells electricity exclusively (a) at rates negotiated at arms’ length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser’s “avoided cost” as determined in accordance with PURPA regulations;

(4) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not PacifiCorp; or

(5) A subsidiary engaged in Rule 58 activities (“Rule 58 Company”) or any other non-utility subsidiary that (a) is partially owned by a member of the PHI Nonutility Subsidiary Companies or the SPUK Holdings Group, provided that the ultimate purchaser of such goods or services is not PacifiCorp, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the nonutility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States. The Commission authorized a similar request pursuant to an exception from the at cost provisions of section 13(b) of the Act in E.ON AG, Holding Co. Release No. 27539 (Jun. 14, 2002); and Energy East Corporation, Holding Co. Act Release No. 27228 (Sep. 12, 2000).

4. Changes in Capital Stock of Subsidiaries

The portion of the aggregate financing of PacifiCorp or an individual wholly-owned subsidiary of the PHI Group to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of PacifiCorp or such PHI Subsidiary Company. In addition, PacifiCorp or such PHI Subsidiary Company may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any wholly-owned subsidiary of PHI Group authorized capital securities, without additional Commission approval. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and that none will have third-party investors. Applicants request authorization to make changes to the capital stock of PacifiCorp or any wholly-owned subsidiary of the PHI Group.

5. Financing Entities/Special Purpose Entities

Authority is sought for ScottishPower and the PHI Group to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption through the Authorization Period. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made through the Authorization Period to (i) the issuance of debentures or other evidences of indebtedness by any of ScottishPower or the PHI Group to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of ScottishPower or the PHI Group of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity’s obligations in connection therewith. Each of ScottishPower and the PHI Group also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost.24 Applicants seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

Any amounts issued by such financing entities to third parties pursuant to this authorization will count against the external financing limits authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not count against the external financing limits or the separate ScottishPower guarantee limits. The Commission has approved similar transactions in E.ON AG, Holding Co. Act Release No. 27539 (Jun. 12, 2002), New Century Energies, Inc. Holding Co. Act Release No. 26750 (Aug. 1, 1997), Conectiv, Inc. Holding Co. Act Release No. 26833 (Feb. 26, 1998) and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

ScottishPower also requests authorization to acquire, directly or indirectly, the equity securities of one or more financing/special purposes subsidiaries (“Financing/Special Purpose Subsidiaries”) organized exclusively for the purpose of acquiring, financing, and holding the securities of, one or more existing or future nonutility subsidiaries. Financing/Special Purpose Subsidiaries may also provide management, administrative, project development and operating services to these entities.

Financing/Special Purpose Subsidiaries may be corporations, partnerships, limited liability companies or other entities in which ScottishPower, directly or indirectly, may have a 100% interest, a majority equity or debt position, or a minority debt or equity position. Financing/Special Purpose Subsidiaries would engage only in businesses to the extent that the ScottishPower is authorized, whether by statute, rule, regulation or order, to engage in those businesses. ScottishPower commits that the requested authorization will not result in the entry into a new, unauthorized line of business by the SPUK Holdings Group or PHI Group.

[24]	External financing will be subject to the financing limits proposed in this application.

Financing/Special Purpose Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWGs, FUCOs, Rule 58 Companies, energy- related subsidiaries, ETCs or other non-exempt nonutility subsidiaries. Financing/Special Purpose Subsidiaries may also engage in development activities (“Development Activities”) and administrative activities (“Administrative Activities”) relating to the permitted businesses of the nonutility subsidiaries.

Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of, or interests in, new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage ScottishPower and the PHI Group’s investments in nonutility subsidiaries.

A Financing/Special Purpose Subsidiary may be organized, among other things, (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Company, energy-related subsidiary, ETC or other nonexempt nonutility subsidiary; (ii) after the award of the a bid proposal, to facilitate closing on the purchase or financing of the acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any company in order, among other things, to effect an adjustment in the respective ownership interests in business held by ScottishPower or the PHI Group and non-affiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting, or otherwise relating to, the ownership of domestic companies by foreign nationals; (vi) as a part of financial optimization or tax planning; or (vii) to further insulate PacifiCorp from operational or other business risks that may be associated with investments in nonutility companies.

Development Activities will be funded in accordance with Rules 45(b) and 52(b) or as authorized in this Application-Declaration. To the extent that ScottishPower provides funds or guarantees directly or indirectly to a Development Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or Rule 58 Company, the amount of these funds or guarantees will be included in ScottishPower’s aggregate investment in these entities, calculated in accordance with Rules 53 or 58, as applicable.

To the extent that these transactions are not exempt from the Act or are otherwise authorized or permitted by rule, regulation or order, ScottishPower requests authorization for the Financing/Special Purpose Subsidiaries to provide management, administrative, project development and operating services to direct or indirect subsidiaries at cost in accordance with Section 13 of the Act and related rules, including Rules 90 and 91. ScottishPower also proposes, however, that Development Subsidiaries would provide services and sell goods at fair market prices, under an exemption from the at-cost standard of Section 13(b) of the Act and Rules 90 and 91 under the Act, when the associate company receiving the goods or services is:

1) a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

2) an EWG that sells electricity to nonassociate companies at market-based rates approved by the FERC;

3) a QF that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies at their “avoided cost,” as defined under PURPA;

4) a domestic EWG or QF that sells electricity to nonassociate companies at cost-based rates approved by the FERC or a state commission; and

5) a Rule 58 Company or any other authorized subsidiary that: (a) is partially owned, provided that the ultimate purchaser of the goods or services is not an associate public-utility company or an associate company that primarily provides goods and services to associate public-utility companies; (b) is engaged solely in the business of developing, owning, operating and/or providing goods and services to nonutility companies described in items (1) through (4), above; or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

6. Corporate Restructuring

ScottishPower anticipates that as it continues to review the combined operations of the ScottishPower System, it may prove prudent to reorganize its nonutility companies. Specifically, ScottishPower proposes to engage in corporate restructuring or reorganization of its nonutility companies in the SPUK Holdings Group and PHI Group without prior Commission approval. ScottishPower also requests authorization to consolidate or otherwise reorganize its nonutility companies if the acquisition of the securities of such nonutility company is exempt from prior Commission approval. ScottishPower requests that the Commission reserve jurisdiction, pending completion of the record, over any other consolidation or reorganization of its direct or indirect ownership interests in any utility company. The Commission has approved a similar transaction in the Financing Order and Entergy Corporation, Holding Co. Act Release No. 27039 (Jun. 22, 1999). If PacifiCorp is to be reorganized, a separate application will be filed.

Restructuring could involve the acquisition of one or more new Financing/Special Purpose Subsidiaries to acquire and hold direct or indirect interests in any or all of ScottishPower’s existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the ScottishPower Group companies and/or the reincorporation of existing subsidiaries in a different jurisdiction. These measures would enable the ScottishPower to consolidate similar businesses, to participate effectively in authorized nonutility activities, and to position certain subsidiaries appropriately for eventual sale without the need to apply for or receive additional Commission approval.

7. Approval of Amended Tax Allocation Agreement

The Applicants ask the Commission to approve an amended agreement for the allocation of consolidated tax among the PHI and the PHI Group (“Tax Allocation Agreement”). Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that “provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with” the conditions of the rule. The previous tax allocation agreement was drafted to comply with Rule 45(c)(4).

Approval is necessary because the Tax Allocation Agreement now provides for cash payment to certain associate companies and provides for the retention by the U.S. parent of the U.S. tax filing group of certain tax attributes resulting from payments it has made, rather than the allocation of these losses to the subsidiaries in the U.S. tax filing group without compensation. PHI seeks to retain only the benefits of tax losses that have been generated by it in connection with the merger of ScottishPower with PacifiCorp. As a result of the merger with PacifiCorp, PHI now generates tax benefits from the interest expense on the acquisition-related debt that is non-recourse to PacifiCorp and is unrelated to the financing of operations.25

8. EWG/FUCO-related Financings

ScottishPower has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under SPUK, and U.S. utility activities under PacifiCorp, reflects ScottishPower’s intent to develop these two business areas in a financially independent manner. To that end, ScottishPower is seeking authority to finance EWG and FUCO investments and operations in an aggregate amount of up to $12,500 million at any one time outstanding, during the Authorization Period.26 As of

[25]	The Commission has approved similar requests in National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000); and E.ON AG, Holding Co. Act Release No. 27539 (Jun. 14, 2002).
[26]	As noted above, most of ScottishPower's FUCO investments are held through SPUK Holdings. As stated herein, ScottishPower requests that, based on a finding that its current investments in FUCOs will not have a substantial adverse impact on its financial integrity or the interest of consumers and other factors stated herein, the Commission find that ScottishPower has made the requisite showing under Rule 53(c). The $12,500 million represents ScottishPower's current FUCO investments (based on the aggregate investment, as recorded in the accounts of their respective immediate parent companies, for SPUK and SP Manweb plc) plus an additional 320% of its consolidated retained earnings.

September 30, 2003, 100% of the ScottishPower System consolidated retained earnings on a U.S. GAAP basis was $3,137 million.27 Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. As explained more fully below, the proposed financing will not have an adverse effect on the financial integrity of the ScottishPower System, nor will it have an adverse impact on the PHI Group, any customers of PacifiCorp, or the ability of the affected state commissions to protect the PHI Group and its customers.

ScottishPower differs from most other registered holding companies with FUCO investments because it developed first as a foreign utility company, involved in the generation, transmission, and distribution of electricity in Scotland, and only secondarily has become involved, through the PacifiCorp merger, in the U.S. energy industry. ScottishPower, therefore, joins the family of registered holding companies with significant foreign investments and operating experience in foreign markets. As of September 30, 2003 the ScottishPower System had an “aggregate investment”, as the term is defined in Rule 53 under the Act, in EWGs and FUCOs of $2,470 million (based on the aggregate investment, as recorded in the accounts of their respective immediate parent companies, for SPUK and SP Manweb plc). This investment represents 79% of the ScottishPower System consolidated retained earnings as of September 30, 2003 calculated in accordance with U.S. GAAP. To that end, the above-mentioned authorization would result in an aggregate investment of approximately $12,500 million. As stated above, due to ScottishPower’s unique history as a significant operator and investor in foreign utility companies at the time that it became a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is the most appropriate means of determining whether the financing proposed in this Application-Declaration will have a substantial adverse effect upon the financial integrity of the registered holding company system. In fact, the expertise that ScottishPower has gained in operating the Scottish generation and transmission and distribution systems, and other transmission and distribution systems throughout the U.K., promises to be of substantial benefit to U.S. consumers in the management of PacifiCorp. It is unlikely that ScottishPower’s FUCO investments will adversely affect the registered holding company system, U.S. customers or state regulation.

ScottishPower’s non-U.S. background makes it commercially impossible for the company to comply fully with certain of the technical requirements of Rule 53, however ScottishPower will comply fully with the substantive provisions of Rule 53. In particular, since ScottishPower had pre-existing foreign utility operations, it would not be reasonable to expect it, and neither can it commit, to maintain the books and records of its FUCOs in conformity with U.S. GAAP, although it will provide reconciliation as required in Form 20-F. Nonetheless, ScottishPower satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, any proposed investment will not have a substantial adverse impact on the financial integrity of the ScottishPower System, or an adverse impact on PacifiCorp or its customers, or on the ability of state commissions to protect such subsidiary or customers. ScottishPower makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the ScottishPower System.

[27]	Converting at £1.00 : $1.661, the closing exchange rate at September 30, 2003.

ScottishPower’s continued successful operation of its electric system in the U.S. and the U.K. should indicate that the company has sound management skills and expertise in the utility industry. The SPUK Holdings Subsidiaries have had a record of profitability in its FUCO or principal activities prior to and since becoming subject to the Act. ScottishPower contemplates making additional investments in FUCOs and EWGs only in developed countries. To ensure continued success in its new ventures, ScottishPower will subject all project proposals to stringent internal reviews.

ScottishPower’s disciplined investment review process will minimize the risks associated with FUCO activities. A substantial part of SPUK Holdings Group’s activities will be, in any event, heavily regulated so as to guarantee not simply customer standards and competitive pricing with respect to those activities, but also satisfactory rates of return to investors, and more particularly, so as to encourage capital investment to maintain system integrity and security. By reason of such regulation and guaranteed returns, SPUK Holdings anticipates that it will maintain an investment grade rating through the Authorization Period.28

Before ScottishPower or its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and ScottishPower levels, as described in further detail below.

At the outset of a foreign project, ScottishPower may seek partners with experience in doing business locally. Such partners will help to mitigate the risk of expropriation or unfair regulatory treatment. ScottishPower may also obtain the participation of official or multilateral agencies in the project.

ScottishPower will evaluate and seek to limit the potential risks of an EWG or FUCO before any commitment of funds. Major risks, in addition to country-specific risks related to political or economic factors, may generally be characterized as operating risk, construction risk, commercial risk, financial risk, foreign currency exchange risk and legal risk.

With respect to commercial risk in particular, the measures to be taken will depend in part upon whether there is a single power purchaser. ScottishPower will assess the creditworthiness of such a purchaser over the life of the project and will establish a contingency plan for use in an event of default. In contrast, for projects in competitive foreign power markets where long-term off-take contracts are generally not available and electricity prices are determined by supply and demand, ScottishPower will investigate the electricity markets and will seek to ensure that the project will produce electricity at or below long-run marginal costs in the region and thus be a competitive supplier.

[28]	Supra note 3.

In addition, ScottishPower’s project debt may be structured to correspond to the revenue stream of the particular project. Thus, the term of such debt may be similar to that of a related power purchase contract, and scheduled debt payments may be covered by fixed charges under the contract. In contrast, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing will typically be smaller. Accordingly, EWGs and FUCOs that have long-term off-take contracts have debt capitalization levels in the 70% to 80% range, whereas other projects will have debt levels at, and often below, those of domestic regulated utilities.

The risk of fluctuations in interest rates may be addressed, in part, by borrowing to the extent possible on a long-term, fixed-rate basis. With respect to foreign currency exchange risk, part or all of the revenue from a project in a country that lacks a history of a stable exchange policy will be made payable in, or will be indexed to, hard currency. In addition, ScottishPower will, in some instances, negotiate back-up guarantees or other undertakings by the central government to ensure that U.S. dollar payments are made available by the central bank or ministry of finance when due and payable.

Legal risks will be addressed by review of each investment by counsel, including local and international counsel if a foreign EWG or a FUCO is involved. Pertinent issues will include regulatory and permitting risks, environmental risks, adequacy and enforceability of financial and other contractual undertakings, and status of title to utility property.

Once a project is undertaken, milestones will be set to ensure that expenditures are producing acceptable results. In addition, a project team will be created to identify the major technical, financial, commercial and legal risks associated with the project and to assess the measures taken to mitigate such risks. Members of the team will have responsibility for the due diligence investigation of identified risks, and must secure the approval of the officer of ScottishPower who has responsibility for a particular type of risk.

Despite ScottishPower’s efforts to mitigate risk, it will be impossible to eliminate entirely the inherent risk of each particular investment. ScottishPower believes that portfolio diversification offers the best long-term approach to managing the risk of investing in EWGs and FUCOs. ScottishPower’s strategy in this regard includes regional diversification and an effort to balance investments in so-called “green field” projects, i.e., those that involve development and construction of new electric facilities, principally generating stations, and investments in existing facilities and systems. Although the former investments involve higher levels of risk and deferred returns because the process of development and construction is lengthy, they will generally produce higher rates of return on investment than do acquisitions of existing assets.

No associate EWG or FUCO has ever defaulted under the terms of any financing document. ScottishPower undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period.

The soundness of ScottishPower’s financial structure and the lack of risk to PacifiCorp consumers is further demonstrated by ScottishPower’s commitment to maintain its and PacifiCorp’s long-term debt rating at an investment grade level; and PacifiCorp’s undertaking to cause PacifiCorp’s Common Equity as percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

The transactions proposed herein are subject to Rules 53 and 54. For the reasons stated below, ScottishPower satisfies the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Under Rule 53(c)(2), ScottishPower must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an “adverse impact” on any of the PHI Group, their respective customers, or on the ability of the state commissions having jurisdiction over PacifiCorp.

The view that PHI Group customers will not be adversely impacted by increased levels of investment is well-supported by the following:

(i) All of ScottishPower’s new investments in FUCOs will be segregated from the PHI Group. PacifiCorp will not provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which ScottishPower owns any interest. ScottishPower further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

(ii) Investments in EWGs and FUCOs will not have any negative impact on the ability of the PHI Group to fund operations and growth. The PHI Group currently has financial facilities in place that are adequate to support its operations. These facilities have continued post-merger. The expectation of continued strong credit ratings by the PHI Group should allow it to continue to access the capital markets to finance operations and growth.

(iii) ScottishPower will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the PacifiCorp’s employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by SPUK and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by ScottishPower or the SPUK Holdings Group. Scottish will also comply Rule 53(a)(4) on a going forward basis.

(iv) ScottishPower believes that the state commissions are able to protect utility customers within their respective states. In connection with the ScottishPower merger with PacifiCorp, representatives of ScottishPower met with each of the affected state commissions and confirmed that the state commission has absolute jurisdiction over PacifiCorp and that the state commission will exercise this authority to protect ratepayers.

Even though not all states had jurisdiction over the merger, ScottishPower sought and received an order in each of the states that the merger was in the public interest.

(v) In addition, ScottishPower will provide the information required by Form 20-F under the 1934 Act as well as U5S under the Act to permit the Commission to monitor the effect of ScottishPower’s EWG and FUCO investments on ScottishPower’s financial condition.

Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any ScottishPower System companies; (2) ScottishPower’s average consolidated retained earnings for the previous four quarters has not decreased by 10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, ScottishPower has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated annual retained earnings.

E. Filing of Certificates of Notification and Post-effective Amendments

It is proposed that, with respect to ScottishPower and PacifiCorp (each of which, as noted above, has registered under the 1934 Act in connection with its sponsored ADR program and securities outstanding in public hands, respectively), the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and ScottishPower. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

ScottishPower prepares and publishes consolidated financial information at least quarterly. However, Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of required financial reporting required in the U.K.

Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of ScottishPower organized outside the U.S. Due to ScottishPower’s extensive foreign holdings, significant additional work and expense would be required for the holding company to prepare consolidated financial statements in conformity with Regulation S-X.

The reporting requirements imposed by the Commission, together with the reconciliation of financial statements to U.S. GAAP will enable the Commission to oversee the operations of the ScottishPower companies, including intrasystem transactions.

The Applicants will file Form U5S annually within 120 days of the close of ScottishPower’s fiscal year. In addition, as required by the 1934 Act and the 1933 Act, ScottishPower will file Form 20-F and reports on Form 6-K and PacifiCorp will continue to file the Forms 10-K, 10-Q and 8K.

To maintain a consistent presentation of financial information, ScottishPower’s Form U5S filing will present the holding company’s consolidated financial statements in the format required by Form 20-F. i.e., U.K. GAAP (or, after April 1, 2005, International Accounting Standards) format reconciled to U.S. GAAP. The Applicants propose that the Form U5S filing will contain: (1) U.S. GAAP consolidated financial statements for all the PHI Group companies; and (2) financial statements in the format required by Form 20-F for ScottishPower, on a consolidated basis. Form U5S filings will state amounts in U.S. dollars.

The Rule 24 certificates will be provided to the Commission within 90 days after the end of ScottishPower’s fiscal year and within 60 days of the end of its second fiscal quarter and will contain the following information:

(1) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower or jurisdictional transactions in the PHI Group during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

(2) The amount of guarantees issued during the reporting period by ScottishPower or, if nonexempt, by PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

(3) ScottishPower’s aggregate investment, as defined under Rule 53, in EWGs and FUCOs, as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

(4) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or, if nonexempt, by PacifiCorp since the date of the order in this application;

(5) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

(6) The amount and terms of any short-term debt issued by any PHI Group company, and a list of the deposits and withdrawals by company from the Money Pools during the reporting period;

(7) The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period;

(8) The amount and terms of any nonexempt financings consummated by any nonutility PHI Subsidiary Company during the reporting period;

(9) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower, SPUK Holdings and PacifiCorp;

(10) A courtesy copy of the annual PacifiCorp Affiliated Interest Report, within ten days of its filing with the State Commissions;

(11) Paper copies of ScottishPower’s filings of Form 20-F and reports to shareholders; and

(12) As applicable, all ScottishPower amounts shall be expressed in U.K. Pounds converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the semiannual reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds Sterling financial statements or tables are accompanied by parallel columns showing U.S. dollar amounts.

ScottishPower also will report annually, as a supplement to the Form U5S, service transactions among the ScottishPower System companies. The report will contain the following information:

(1) a narrative description of the services rendered by members of the SPUK Holdings Group for the PHI Group, by the members of the PHI Group for the SPUK Holdings Group, and by the members of the PHI Group for each other;

(2) disclosure of the dollar amount of services rendered according to category or department;

(3) identification of companies rendering services and recipient companies; and

(4) disclosure of the number of PHI Group employees engaged in rendering services to other ScottishPower System companies on an annual basis, stated as an absolute and as a percentage of total employees.

F. Summary of Application

In summary, Applicants request (to the extent they are not otherwise exempt from the Act) authorization to engage in:

(1) financings by ScottishPower, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short- and long-term debt, guarantees and currency and external interest rate swaps;

(2) certain financings by the PHI Group not exempt under Rules 45 or 52;

(3) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within the PHI Group, (b) the continuation of the authority to create the Money Pool, (c) guarantees of the obligations of, and other forms of credit support for the PHI Group and the SPUK Holdings Subsidiary Companies, (d) internal interest rate and cross-currency swaps; and (e) the payment of dividends out of capital or unearned surplus for non-utility companies;

(4) authorizations for the Intermediate Companies to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies, and other Intermediate Companies;

(5) the issuance by members of the PHI Group of additional shares, or alteration of the terms of any existing capital stock;

(6) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

(7) the formation of financing/special purpose entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

(8) financings by ScottishPower for the purposes of acquiring, or funding the operations of, EWGs and FUCOs up to $12,500 million;

(9) authorization of the amended Tax Allocation Agreement; and

(10) the formation of new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp to ScottishPower in a efficient manner. ScottishPower will continue to be the ultimate owner of the PHI Group.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

An estimate of the fees and, other than underwriting fees and expenses, to be paid or incurred by the Applicants in connection with the proposed transactions is set forth below:

Counsel Fees in connection with this application	to be filed by amendment

Total	to be filed by amendment

The underwriting fees and expenses (including issuance fees for counsel, printing, etc.) will not exceed five percent of the value of the securities issued.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Sections 6(a), 7, 9(a), 10, 12, 13(b), 32 and 33 of the Act and Rules 42, 43, 45, 52, 53, 54, 83, 87, 90 and 91 are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4. REGULATORY APPROVALS

No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions, except that the California, Idaho, Utah, Washington and Wyoming public utility commissions have jurisdiction over issuances of commercial paper by PacifiCorp.

ITEM 5. PROCEDURE

The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than January 15, 2004 such notice to specify a date not later than February 15, 2004, by which comments may be entered.

The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A-1	None

B-1	Cross Charging Policy Agreement (to be filed on Form SE)

B-2	PacifiCorp Intercompany Loan Agreement (filed on Form SE incorporated by reference to Exhibit B-2 dated December 6, 2000, in File No. 70-9669).

B-3	PGHC Intercompany Loan Agreement (filed on Form SE incorporated by reference to Exhibit B-3 dated December 6, 2000, in File No. 70-9669).

B-5	Money Pool Agreement (filed on Form SE incorporated by reference to Exhibit B-5 dated December 6, 2000, in File No. 70-9669).

B-6	Amended Tax Allocation Agreement (to be filed on Form SE).

C-1	ScottishPower Corporate Chart (to be filed on Form SE).

C-2	PacifiCorp Registration Statement on Form S-8 (filed with the Commission on December 3, 1999 - File No. 333-92095).

D-1	None

F-1.1	Opinion of counsel (to be filed by amendment)

F-1.2	Past-tense opinion of counsel (to be filed by amendment)

H-1	Annual Report of ScottishPower dated March 31, 2003. (filed with the Commission on June 27, 2003 File No. 011-14676).

H-2	Annual Report of PacifiCorp for the year ended March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152).

H-3	Quarterly Report of PacifiCorp for the period ended September 30, 2003 (filed with the Commission on November 7, 2003 File No. 001-05152).

I-1	Proposed Form of Notice (filed herein)

Financial Statements

FS-1	ScottishPower Consolidated Balance Sheet as of March 31, 2003 (filed with the Commission on June 27, 2003 File No. 011-14676).

FS-2	ScottishPower Consolidated Statement of Income as of March 31,2003 (filed with the Commission on June 27, 2003 File No. 011-14676).

FS-3	PacifiCorp Consolidated Balance Sheet as of March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152).

FS-4	PacifiCorp Consolidated Statement of Income for the twelve months ended March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152).

ITEM 7. STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Post -effective Amendment No. 1 to the Application-Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 24th day of December, 2003.

Scottish Power plc

	By	/S/ DAVID T. NISH
David T. Nish
Finance Director

Attest:

/S/ DONALD MCPHERSON
Donald McPherson
Assistant Secretary

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Post-effective Amendment No. 1 to the Application-Declaration dated December 6, 2000, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/

Subscribed and sworn to before me

this 24th day of December 2003.

/s/
My commission expires: N/A